EXHIBIT 21.1

Name	Place of Incorporation

Atlas Technology Group Holdings Limited	Malta
TakeCareofIT Limited	Malta
Atlas Technology Group (NZ) Limited	New Zealand
Atlas Technology Group (US) Inc.	Delaware, USA
Atlas Technology Group Consulting Inc.	Delaware, USA